SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 4)
Arch Coal, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
039380407
(CUSIP Number of Class of Securities)
Michael Kelly, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY 10022
Telephone: (212) 554-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Mark A. Cognetti, Esq.
Michael E. Brandt, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

November 30, 2018
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 039380407	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,558,732
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,558,732
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,558,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.29%
14	TYPE OF REPORTING PERSON PN, IA

SCHEDULE 13D

CUSIP No. 039380407	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,558,732
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,558,732
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,558,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.29%
14	TYPE OF REPORTING PERSON PN, HC

SCHEDULE 13D

CUSIP No. 039380407	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,558,732
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,558,732
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,558,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.29%
14	TYPE OF REPORTING PERSON OO, HC

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is being filed with respect to the common shares, par value $0.01 per share (“Common Stock”), of Arch Coal, Inc. (the “Issuer”), to amend the Schedule 13D filed on October 17, 2016 (together with Amendment No.1 to Schedule 13D filed on November 22, 2016, Amendment No. 2 to Schedule 13D filed on September 15, 2017, and Amendment No. 3 to Schedule 13D filed on December 12, 2017, the “Schedule 13D”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On November 30, 2018, MAC and Patrick Bartels, a member of the board of directors of the Issuer (the “Board”), mutually agreed to the termination of Mr. Bartels’ employment with MAC to enable Mr. Bartels to pursue other business endeavors.  As such, MAC no longer has an employee who is a member of the Board.  Mr. Bartels has informed MAC that he intends to continue to serve in his role as a member of the Board following the termination of his affiliation with MAC.
Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:
(a) Each of MAC, MDRA GP and Monarch GP indirectly beneficially own 1,558,732 shares of Common Stock. Such shares represent 8.29% of the 18,799,400 shares of Common Stock outstanding as of October 19, 2018, according to the Form 10-Q filed by the Issuer with the SEC on October 23, 2018. None of the individual Monarch Funds beneficially own a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.
[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2018	MONARCH ALTERNATIVE CAPITAL LP

By: MDRA GP LP, its General Partner

By: Monarch GP LLC, its General Partner

	By:	/s/ Michael A. Weinstock
Name: Michael A. Weinstock
Title: Chief Executive Officer

Dated: December 3, 2018	MDRA GP LP

By: Monarch GP LLC, its General Partner

	By:	/s/ Michael A. Weinstock
Name: Michael A. Weinstock
Title: Chief Executive Officer

Dated: December 3, 2018	MONARCH GP LLC

	By:	/s/ Michael A. Weinstock
Name: Michael A. Weinstock
Title: Chief Executive Officer